Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

October 17, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 13, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from IndexIQ ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the shares of beneficial interest, no par value, for the following funds:

IQ U.S. Large Cap R&D Leaders ETF
IQ U.S. Mid Cap R&D Leaders ETF
IQ Global Equity R&D Leaders ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi